mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

March 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Kim
Stephen Krikorian
Edwin Kim
Joshua Shainess

Re:	SaverOne 2014 Ltd.
Registration Statement on Form F-1
Filed March 7, 2022
File No. 333-263338

Dear Mr. Shainess:

On behalf of SaverOne 2014 Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 22, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-263338) submitted by the Company on March 7, 2022 (the “F-1”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview

Overview, page 38

1.	We note your response to prior comment 2 from our letter dated February 7, 2022 regarding your orders for your Generation 1.0 units. You reference that of your 1,400 orders to date, 300 of your orders were part of the pilot program and 1,100 are commercial orders from pilot program participants. You also reference that pilot customers are offered a 25% to 40% discount on page 53. Please clarify whether these 1,100 commercial orders from pilot program participants are subject to this discounted pricing.

Ms. Kim, Mr. Krikorian, Mr. Kim and Mr. Shainess

March 30, 2022

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 of Amendment No. 1 to clarify that its commercial orders are priced based on negotiations between the Company and the customer, and are offered a separate discount than the ones given on pilot program installations.

Corporate Governance Practices, page 70

2.	You indicate that you will follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events. Please describe these Israeli corporate governance practices for dilutive events and clarify how they differ from Nasdaq rules for domestic companies.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 1 to describe the Israeli corporate governance practices for dilutive events and how they differ from Nasdaq rules for domestic companies.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Ori Gilboa, Chief Executive Officer